FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 21, 2020, announcing that Hispasat Awards Gilat a Multi-Million Dollar Order for Cellular Backhaul over Satellite to Extend Altan La Red Compartida Service to Rural Mexico.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 21, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Hispasat Awards Gilat a Multi-Million Dollar Order for
Cellular Backhaul over Satellite to Extend Altan La Red
Compartida Service to Rural Mexico

Over three million people of Mexico's underserved rural population will benefit from 4.5G LTE coverage, enjoying high-quality mobile broadband voice and data services

Petah Tikva, Israel, December 21, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that Hispasat awarded Gilat a multi-million dollar order to expand the existing SkyEdge II-c platform that Hispasat operates in Mexico and procure Capricorn VSATs  for cellular backhaul (CBH) over satellite. Hispasat will use Gilat technology to extend the service of Altan La Red Compartida, the shared telecommunications network in Mexico, to over three million people in Mexico. Mexico's underserved rural population will benefit from 4.5G LTE coverage enjoying high-quality mobile broadband voice and data services.

Altan is committed to promoting the vision of more and better-connected residents in Mexico. Due to difficult terrain, laying out land-based infrastructure is unfeasible or would require exorbitant costs. Therefore, satellite backhauling is the preferred method to provide fast coverage to the unserved and underserved population in Mexico, in regions where telecommunications can be crucial to open new opportunities for economic and social development. Gilat's SkyEdge II-c platform with its flagship VSAT, Capricorn, over Hispasat's Ka-band Amazonas 5 satellite, provides a most reliable quick solution to meet Altan's demanding requirements. Gilat's CBH platform provides a user experience similar to terrestrial technologies enabling MNOs to expand  high-quality coverage to underserved areas of Mexico.

"Gilat is a long-time partner of Hispasat, and we are most pleased to use their state of the art technology to fulfill the requirements of Altan La Red Compartida in this strategic project which aims to expand service to the most remote areas of Mexico," said Ruben Levcovitz, Business Director for North and Central America at Hispasat. "Gilat's CBH leadership delivering high spectral efficiency, enables Hispasat to reduce OPEX and remain competitive in Latin America and Mexico, in particular."

"We are honored to be chosen by Hispasat to provide our LTE CBH over satellite technology to the Altan La Red Compartida extension project, for high-quality service to hundreds of sites in rural areas in Mexico," said Tobias Dezordi, Regional Vice President Latin America at Gilat. "Hispasat and Gilat have a joint goal of assisting in bridging the digital divide to better the lives of people in Mexico as well as in other regions in Latin America."

About HISPASAT
HISPASAT, Red Eléctrica Group’s communications satellite operator, is a world leader in content distribution in Spanish and Portuguese speaking countries and its satellite fleet is used by important direct-to-home television (DTH) and high-definition television (HDTV) digital platforms. HISPASAT also provides satellite broadband and connectivity services, which include broadband access, mobility and backhaul networks, in addition to other added value solutions for governments, companies and telecommunication operators in America, Europe and North Africa. HISPASAT –which is comprised of companies that have a presence in Spain as well as in Latin America, where its Brazilian affiliate HISPAMAR is based– is one of the world's largest companies in its sector in terms of revenue, and the main communications bridge between Europe and the Americas. www.hispasat.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com